UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

DIGENE CORPORATION

(Name of Subject Company (Issuer))

QIAGEN N.V.

QIAGEN NORTH AMERICAN HOLDINGS, INC.

QIAGEN MERGER SUB, LLC

(Name of Filing Persons (Offeror))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

253752 10 9

(CUSIP Number of Class of Securities)

Roland Sackers

Chief Financial Officer and Managing Director

19300 Germantown Road

Germantown, Maryland 20874

(240) 686-7700

(Name, address, and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

WITH A COPY TO:

Jonathan L. Kravetz, Esquire	Mary J. Mullany, Esquire
Michael L. Fantozzi, Esquire	Morris Cheston, Jr., Esquire
Megan N. Gates, Esquire	Ballard Spahr Andrews & Ingersoll, LLP
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.	1735 Market Street, 51st Floor
One Financial Center	Philadelphia, Pennsylvania 19103
Boston, Massachusetts 02111	(215) 665-8500
(617) 542-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$671,229,239	$20,606.74

*	Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based upon (a) $56.34, the average of the high and low prices per share of Digene common stock on June 11, 2007 as reported on the Nasdaq Global Select Market, multiplied by (b) 11,913,902, representing the maximum number of shares of Digene common stock to be acquired by the registrant for the registrant’s securities in the exchange offer and the merger. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $0.0000307 multiplied by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$20,606.74
Form or Registration No.:	F-4
Filing Party:	QIAGEN N.V.
Date Filed:	June 15, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 3 amends and/or supplements the Tender Offer Statement on Schedule TO filed by QIAGEN N.V. (“QIAGEN”), QIAGEN North American Holdings, Inc., a California corporation and wholly owned subsidiary of QIAGEN (“QNAH”), and QIAGEN Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of QNAH (“Merger Sub”) on June 15, 2007, as amended (the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) to exchange 3.545 ordinary shares, EUR 0.01 par value per share, of QIAGEN, or $61.25 in cash, for each outstanding share of common stock, $0.01 par value per share, of Digene Corporation, a Delaware corporation (“Digene”), upon the terms and subject to the conditions set forth in the Prospectus (as defined below).

The Offer is made pursuant to an Agreement and Plan of Merger, dated as of June 3, 2007, by and among QIAGEN, QNAH, Merger Sub and Digene, which contemplates the merger of Digene with and into Merger Sub (the “Merger”) following the consummation of the Offer. QIAGEN has filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form F-4 relating to the QIAGEN ordinary shares to be issued to stockholders of Digene in the Offer and the Merger (the “Registration Statement”). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is part of the Registration Statement (the “Prospectus”) and the related Letter of Election and Transmittal (the “Letter of Transmittal”), which are Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

All of the information set forth in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto hereafter filed with the SEC by QIAGEN, is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The name of the subject company is Digene Corporation, and its principal executive offices are located at 1201 Clopper Road, Gaithersburg, Maryland 20878. Its telephone number at such office is (301) 944-7000.

(b)	Securities. As of June 12, 2007, there were 24,461,887 shares of common stock, $0.01 par value per share, of Digene issued and outstanding.

(c)	Trading Market and Price. The information set forth in the section of the Prospectus entitled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. The names of the filing persons are QIAGEN N.V., QIAGEN North American Holdings, Inc. (“QNAH”), and QIAGEN Merger Sub, LLC (“Merger Sub”). QIAGEN’s principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, the Netherlands, and its telephone number at such office is 011-31-77-320-8400. The principal executive offices of QNAH and Merger Sub are located at 19300 Germantown Road, Germantown, Maryland, and the telephone number at such office is (240) 686-7700. The information set forth in the section of the Prospectus entitled “Annex B— Information Concerning the Directors and Executive Officers of QIAGEN, QNAH

and Merger Sub” and the information regarding QIAGEN’s directors and executive officers contained in QIAGEN’s Annual Report on Form 20-F for the year ended December 31, 2006 (the “Form 20-F”), filed with the SEC on April 2, 2007, are incorporated herein by reference. Copies of such report should be available for inspection at the public reference facilities of the SEC at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information are also obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to QIAGEN that have been filed via the EDGAR system.

(b), (c)	Business and Background. The information set forth in the section of the Prospectus entitled “Summary—The Companies” is incorporated herein by reference. The information set forth in the section of the Prospectus entitled “Annex B— Information Concerning the Directors and Executive Officers of QIAGEN, QNAH and Merger Sub” and the information regarding QIAGEN’s directors and executive officers contained in the Form 20-F, are incorporated herein by reference. Copies of such reports should be available for inspection at the public reference facilities of the SEC at Station Place, 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Copies of such information are also obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at Station Place, 100 F Street, N.E. Room 1580, Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to QIAGEN that have been filed via the EDGAR system.

Item 4.	Terms of the Transaction.

(a)(1)	Material Terms - Tender Offers. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Summary,” “The Offer,” “Certain Effects of the Offer,” “The Merger Agreement” and “Comparison of Stockholders’ Rights” is incorporated herein by reference.

(a)(2)	Material Terms - Mergers or Similar Transactions. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Certain Effects of the Offer,” “Summary,” “Background and Reasons for the Offer and Subsequent Merger,” “The Offer,” “The Merger Agreement” and “Comparison of QIAGEN Shareholders’ and Digene Stockholders’ Rights” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)	Transactions and Significant Corporate Events. The information set forth in the sections of the Prospectus entitled “Background and Reasons for the Offer and Subsequent Merger,” “The Merger Agreement” and “Interests of Certain Persons in the Offer and Subsequent Merger” is incorporated herein by reference. In addition, QIAGEN and Digene first entered into an Original Equipment Manufacturer Supply Agreement in January 2001, pursuant to which QIAGEN has manufactured exclusively for Digene its Rapid Capture® System. The Agreement was renewed in December 2005 for a five-year term. The Rapid Capture System is an automated specimen processing system used to perform clinical specimen testing with Digene’s diagnostic tests, including its HPV testing products. In addition to this contractual relationship, Digene has purchased various products from QIAGEN over the past ten years.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Background and Reasons for the Offer and Subsequent Merger” and “Certain Effects of the Offer” is incorporated herein by reference.

(c)(1)-(7)	Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Summary,” “Background and Reasons for the Offer and Subsequent Merger,” “The Offer,” “Certain Effects of the Offer,” “The Merger Agreement,” “Comparison of QIAGEN Shareholders’ and Digene Stockholders’ Rights” and “Annex B— Information Concerning the Directors and Executive Officers of QIAGEN, QNAH and Merger Sub” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the section of the Prospectus entitled “Certain Effects of the Offer— Source and Amount of Funds” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the section of the Prospectus entitled “Certain Effects of the Offer— Source and Amount of Funds” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the section of the Prospectus entitled “Certain Effects of the Offer - Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)

Financial Information. The financial information set forth in the Form 20-F and QIAGEN’s Quarterly Report on Form 6-K for the quarterly period ended March 31, 2007 is incorporated herein by reference. The information regarding the ratio of earnings to fixed charges set forth in the section of the Prospectus entitled “Selected Consolidated Historical Financial Information” is incorporated herein by reference.

The information regarding book value per share set forth in the section of the Prospectus entitled “Unaudited Comparative Per Common Share Data” is incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the section of the Prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” is incorporated herein by reference.

(c)	Summary Information. The information set forth in the section of the Prospectus entitled “Summary Financial and Pro Forma Information” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	Agreement, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Summary,” “Background and Reasons for the Offer and Subsequent Merger,” “The Offer,” “Certain Effects of the Offer,” “Certain Legal Matters and Regulatory Approvals,” “Interests of Certain Persons in the Offer and Subsequent Merger” and “The Merger Agreement” is incorporated herein by reference.

(b)

Other Material Information. The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference.

The Offer expired, as scheduled, at 11:59 p.m., New York City time, on Friday, July 20, 2007. American Stock Transfer & Trust Company, the exchange agent and depositary for the Offer, advised QIAGEN that a final total of 23,270,298 shares of Digene common stock, representing approximately 94.6% of all outstanding shares were tendered pursuant to the Offer and not withdrawn. Included in these figures are all common shares tendered by notice of guaranteed delivery that were validly delivered within three Nasdaq Global Market trading days after the July 20, 2007 expiration date of the Offer, as required by the terms of the notice of guaranteed delivery. QIAGEN has accepted for payment all shares validly tendered. Digene stockholders elected to receive QIAGEN ordinary shares in exchange for approximately 90% of the Digene shares tendered, and therefore proration of Digene common stock elections will be required. QIAGEN will announce the proration calculations when completed and, in any event, on or before Thursday, August 2, 2007.

Item 12.	Exhibits.

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to QIAGEN’s Registration Statement on Form F-4 filed on June 15, 2007, as amended (the “F-4”)).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.2 to the F-4).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 to the F-4).

(a)(1)(D)	Press Release, dated June 3, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by QIAGEN on June 4, 2007 and QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425).

(a)(1)(E)	QIAGEN Employee FAQ (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(F)	Letter to Employees of Digene from QIAGEN’s CEO (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(G)	Customer Letter from QIAGEN’s CEO (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(H)	Letter to Employees of QIAGEN (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(I)	Slides from Investor Presentation (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(J)	Slides from Germantown Employee Meeting (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(K)	Slides from Gaithersburg Employee Meeting (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(L)	Transcript of QIAGEN-Digene Employee Conference Call (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(M)	Transcript of QIAGEN-Digene Analyst/Investor Conference Call (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(N)	QIAGEN’s Current Report on Form 6-K submitted to the SEC on June 15, 2007.

(a)(1)(O)	Letter to Employees of Digene and QIAGEN with Employee Questions and Answers (incorporated by reference to QIAGEN’s filing with the SEC on July 3, 2007 pursuant to Rule 425).

(a)(1)(P)	QIAGEN-Digene Merger Update (incorporated by reference to QIAGEN’s filing with the SEC on July 13, 2007 pursuant to Rule 425).

(a)(1)(Q)	Press Release, dated July 17, 2007 (incorporated by reference to QIAGEN’s filing with the SEC on July 17, 2007 pursuant to Rule 425).

(a)(1)(R)	Press Release, dated July 20, 2007 (incorporated by reference to QIAGEN’s filing with the SEC on July 20, 2007 pursuant to Rule 425).

(a)(1)(S)	Press Release, dated July 23, 2007 (incorporated by reference to QIAGEN’s filing with the SEC on July 23, 2007 pursuant to Rule 425).

(a)(1)(T)	Press Release, dated July 26, 2007 (incorporated by reference to QIAGEN’s filing with the SEC on July 26, 2007 pursuant to Rule 425).

(a)(4)	Prospectus relating to shares of QIAGEN to be issued in the Offer and the Merger, dated June 15, 2007, as amended (incorporated by reference to the F-4).

(b)	Term Loan and Revolving Credit Facilities Agreement, dated July 13, 2007, between QIAGEN N.V. and Deutsche Bank AG (previously filed as Exhibit (b) to Amendment No. 2 to this Schedule TO-T).

(d)	Agreement and Plan of Merger among QIAGEN N.V., QIAGEN North American Holdings, Inc., QIAGEN Merger Sub, LLC and Digene Corporation, dated as of June 3, 2007 (incorporated by reference to Exhibit 2.1 to the F-4).

(h)(1)	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. as to tax matters (incorporated by reference to Exhibit 8.1 to the F-4).

(h)(2)	Opinion of Ballard Spahr Andrews & Ingersoll, LLP as to tax matters (incorporated by reference to Exhibit 8.2 to the F-4).

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QIAGEN N.V.

By:	/s/ Peer M. Schatz
Peer M. Schatz
President and Chief Executive Officer

Dated: July 26, 2007

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to QIAGEN’s Registration Statement on Form F-4 filed on June 15, 2007, as amended (the “F-4”)).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.2 to the F-4).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 to the F-4).

(a)(1)(D)	Press Release, dated June 3, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by QIAGEN on June 4, 2007 and QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425).

(a)(1)(E)	QIAGEN Employee FAQ (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(F)	Letter to Employees of Digene from QIAGEN’s CEO (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(G)	Customer Letter from QIAGEN’s CEO (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(H)	Letter to Employees of QIAGEN (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(I)	Slides from Investor Presentation (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(J)	Slides from Germantown Employee Meeting (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(K)	Slides from Gaithersburg Employee Meeting (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(L)	Transcript of QIAGEN-Digene Employee Conference Call (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(M)	Transcript of QIAGEN-Digene Analyst/Investor Conference Call (incorporated by reference to QIAGEN’s filing with the SEC on June 4, 2007 pursuant to Rule 425)

(a)(1)(N)	QIAGEN’s Current Report on Form 6-K submitted to the SEC on June 15, 2007.

(a)(1)(O)	Letter to Employees of Digene and QIAGEN with Employee Questions and Answers (incorporated by reference to QIAGEN’s filing with the SEC on July 3, 2007 pursuant to Rule 425).

(a)(1)(P)	QIAGEN-Digene Merger Update (incorporated by reference to QIAGEN’s filing with the SEC on July 13, 2007 pursuant to Rule 425).

(a)(1)(Q)	Press Release, dated July 17, 2007 (incorporated by reference to QIAGEN’s filing with the SEC on July 17, 2007 pursuant to Rule 425).

(a)(1)(R)	Press Release, dated July 20, 2007 (incorporated by reference to QIAGEN’s filing with the SEC on July 20, 2007 pursuant to Rule 425).

(a)(1)(S)	Press Release, dated July 23, 2007 (incorporated by reference to QIAGEN’s filing with the SEC on July 23, 2007 pursuant to Rule 425).

(a)(1)(T)	Press Release, dated July 26, 2007 (incorporated by reference to QIAGEN’s filing with the SEC on July 26, 2007 pursuant to Rule 425).

(a)(4)	Prospectus relating to shares of QIAGEN to be issued in the Offer and the Merger, dated June 15, 2007, as amended (incorporated by reference to the F-4).

(b)	Term Loan and Revolving Credit Facilities Agreement, dated July 13, 2007, between QIAGEN N.V. and Deutsche Bank AG (previously filed as Exhibit (b) to Amendment No. 2 to this Schedule TO-T).

(d)	Agreement and Plan of Merger among QIAGEN N.V., QIAGEN North American Holdings, Inc., QIAGEN Merger Sub, LLC and Digene Corporation, dated as of June 3, 2007 (incorporated by reference to Exhibit 2.1 to the F-4).

(h)(1)	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. as to tax matters (incorporated by reference to Exhibit 8.1 to the F-4).

(h)(2)	Opinion of Ballard Spahr Andrews & Ingersoll, LLP as to tax matters (incorporated by reference to Exhibit 8.2 to the F-4).